UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Strongbridge Biopharma plc

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G85347105

(CUSIP Number)

December 31, 2016

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G85347105		SCHEDULE 13G

1.	Names of Reporting Persons Spetalen, Eigil Stray

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,149,520 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,149,520 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,149,520 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.25% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) This number includes 665,262 shares held by Kristianro A/S. Mr. Spetalen, a former director of Cortendo AB (predecessor to the Issuer), serves as the Chief Executive Officer and Director and owns 100% of the equity of Kristianro A/S. As a result, Mr. Spetalen is deemed to have sole voting, investment and dispositive power over the shares held by Kristianro A/S, in addition to the 484,258 shares he holds directly.

(2) This calculation is based on 35,335,026 Ordinary Shares, par value $0.01 per share, reported to be outstanding as of December 31, 2016, as provided by the Issuer to the Reporting Person.

CUSIP No. G85347105	SCHEDULE 13G

Item 1(a).	Name of Issuer: Strongbridge Biopharma plc (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 900 Northbrook Drive, Suite 200, Trevose, PA 19053

Item 2(a).	Name of Person(s) Filing: Spetalen, Eigil Stray
Item 2(b).	Address of Principal Business Office, or, if none, Residence: Christian Benneches V9, Oslo, Norway 0286
Item 2(c).	Citizenship: Norway
Item 2(d).	Title of Class of Securities: Ordinary Shares, par value $0.01 per share
Item 2(e).	CUSIP Number: G85347105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

CUSIP No. G85347105	SCHEDULE 13G

Item 4.	Ownership:

See Item 5-9 and 11 on the cover page of each Reporting Person, and Item 2. The percentage ownership of each Reporting Person is based on 35,335,026 shares of Common Stock outstanding as of December 31, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.
This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of the Group.
Not Applicable

CUSIP No. G85347105	SCHEDULE 13G

Item 10.	Certification:
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2017	EIGIL SPETALEN

	By:	/s/ Eigil Spetalen
	Name:	Eigil Spetalen